EXHIBIT 99.1

Osisko Provides Corporate Update

MONTRÉAL, April 14, 2020 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) announces today that the Québec Government has made the decision to classify mining activities as an essential service.

Following the Government’s decision, the operators of the Canadian Malartic and the Lamaque mines announced that a phased resumption of their respective activities will begin on April 15, 2020.

Stornoway, the Renard diamond mine operator, has decided to keep the mine on care and maintenance for the time being, given the structural challenges still affecting diamond market sales as well as the depressed prices for diamonds due to COVID-19. We expect that Stornoway will seek to restart operations once favorable market conditions return.

Annual General Meeting

Due to public health concerns regarding the COVID-19 pandemic and to support the health and well-being of the Corporation’s shareholders, employees, families and others who usually attend the annual meeting of shareholders, Osisko has changed the format to a virtual only meeting (the “Annual Meeting”). As previously announced, the Corporation has set new dates for the Annual Meeting and record date.  Accordingly, shareholders of record as of the close of business on May 13, 2020, will be entitled to participate and vote at the Annual Meeting, which is now scheduled to take place on June 22, 2020.

Q1 2020 Results Conference Call

The Corporation also provides notice of the first quarter 2020 results and conference call details, which will be released after market close on Tuesday, May 12, 2020 followed by a conference call on Wednesday, May 13, 2020 at 10:00 am EDT.

Those interested in participating in the conference call should dial in at 1-(236) 714-2175 (international), or 1-(833) 979-2701 (North American toll free). An automated voice system will ask you to record your name and to enter the conference identification number 1793021.

The conference call replay will be available from 1:00 pm EDT on May 13, 2020 until 11:59 pm EDT on May 20, 2020 with the following dial in numbers: 1-(800) 585-8367 (North American toll free) or 1-(416) 621-4642, access code 1793021. The replay will also be available on our website at www.osiskogr.com.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns the Cariboo gold project in Canada as well as a portfolio of publicly held resource companies, including a 15.9% interest in Osisko Mining Inc., 17.9% interest in Osisko Metals Incorporated and an 18.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Sandeep Singh
President
Tel. (514) 940-0670
ssingh@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, the successful and timely progressive resumption of mining activities in Québec and more particularly of the operations underlying the Corporation’s assets, uncertainties relating to the diamond markets, the ability of Stornoway to proceed with sales of diamonds in Europe on terms satisfactory to it, and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.